Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated October 24, 2008
Relating to Preliminary Prospectus dated October 24, 2008
Registration No. 333-151403

FREE WRITING PROSPECTUS

     To review our current registration statement (File No. 333-151403) and preliminary prospectus, dated October 24, 2008 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-11, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site):

     http://www.sec.gov/Archives/edgar/data/1409493/000093041308006130/0000930413-08-006130-index.htm

TERMS OF OFFERING

Symbol:	CIM (New York Stock Exchange)

Number of shares of common stock:	120,000,000 shares (Reduced from 250,000,000 shares)

Overallotment option:	15% (18,000,000 shares)

Price to public:	$2.50 per share

Gross proceeds (prior to overallotment option):	$300,000,000

Net proceeds (prior to overallotment option):	$288,525,000

Concurrent private placement to Annaly
Capital Management, Inc. (“Annaly”):	Post offering ownership percentage 9.6% (prior to overallotment option and unvested shares of our restricted common stock granted to our executive officers and employees of Fixed Income Discount Advisory Company or its affiliates) (12,743,362 shares purchased at the same price per share as the price per share of this public offering)

CUSIP No.:	16934Q 109

Lead book-running manager:	Merrill Lynch & Co.

Book-running managers:	Credit Suisse
Deutsche Bank Securities

Co-managers:	Citi
J.P. Morgan
UBS Investment Bank
JMP Securities
Keefe, Bruyette & Woods

CAPITALIZATION

     The following table sets forth (1) our actual capitalization at June 30, 2008 and (2) our capitalization as adjusted to reflect the effects of (i) the sale of our common stock in this offering at an offering price of $2.50 per share after deducting the underwriters’ commissions and estimated offering expenses payable by us and (ii) the concurrent private offering to Annaly of 12,743,362 shares of our common stock in a private offering at the same price per share as the price per share of this public offering. You should read this table together with “Use of Proceeds” included elsewhere in this free writing prospectus.

	As of June 30, 2008
	Actual(1)	As Adjusted(1)(2)(3)(4)
	(dollars in thousands, except per share amounts)
Stockholders’ equity:
Common stock, par value $0.01 per share;
500,000,000 shares authorized,
38,999,850 shares issued and outstanding
actual and 171,732,045 shares issued and
outstanding, as adjusted (5)	$ 378	$ 1,705
Additional paid-in-capital	533,026	852,082
Accumulated other comprehensive (loss)
income	(104,980)	(104,980)
Accumulated deficit	(40,745)	(40,745)
Total stockholders’ equity	$ 387,679	$ 708,062

(1)

Does not include 1,227,400 unvested shares of restricted common stock granted pursuant to our equity incentive plan as of June 30, 2008. Includes 11,167 shares of restricted common stock granted pursuant to our equity incentive plan as of June 30, 2008 which were forfeited subsequent to June 30, 2008.

(2)	Does not include $123.5 million in net realized losses on assets sold and interest rate swaps terminated subsequent to June 30, 2008.

(3)

Includes (i) 120,000,000 shares which will be sold in this offering at an offering price of $2.50 per share for net proceeds of approximately $288.5 million after deducting the underwriters’ commission and estimated offering expenses of approximately $975 thousand and (ii) the concurrent private offering to Annaly of 12,743,362 shares of our common stock in a private offering at the same price per share as the price per share of this public offering. The shares sold to Annaly will be sold at the offering price without payment of any underwriters’ commission. See “Use of Proceeds.”

(4)	Does not include the underwriters’ option to purchase or place up to 18,000,000 additional shares.

(5)

Our charter provides that we may issue up to 550,000,000 shares of stock, consisting of up to 500,000,000 shares of common stock having a par value of $0.01 per share and up to 50,000,000 shares of preferred stock having a par value of $0.01 per share. We have no shares of preferred stock issued and outstanding and there will be no shares of preferred stock issued and outstanding after this public offering and the concurrent private offering.

OTHER INFORMATION

     We have been advised that during the day of October 23, 2008 until the market close, one of the underwriters purchased, on behalf of the syndicate, 585,600 shares of our common stock at an average price of approximately $2.74 per share in compliance with Rule 104 of Regulation M.

     Paul Donlin, our Nonexecutive Chairman of the Board of Directors, intends to purchase 100,000 shares of common stock through one of the underwriters in this offering.

USE OF PROCEEDS

     We estimate that our net proceeds from this public offering of our shares of common stock, after deducting the underwriting discount and our estimated offering expenses, will be approximately $288.5 million (based on the price of $2.50 per share). We estimate that our net proceeds will be approximately $332.0 million if the underwriters exercise their overallotment option in full.

     Concurrent with this offering, we will sell to Annaly 12,743,362 shares of common stock in a private offering at the same price per share as the price per share of this public offering. Upon completion of this offering and the concurrent private offering, Annaly will own approximately 9.6% of our outstanding common stock (which percentage excludes shares to be sold pursuant to the exercise of the underwriters’ overallotment option and unvested shares of our restricted common stock granted to our executive officers and employees of our Manager or its affiliates). We will not pay any underwriting fees, commissions or discounts with respect to the shares we sell to Annaly. We plan to invest the net proceeds of this offering and the concurrent sale of shares to Annaly in accordance with our investment objectives and the strategies described in the Preliminary Prospectus and this free writing prospectus.

We intend to use the net proceeds of this offering to finance the acquisition of:

  Non-Agency RMBS, which are mortgage pass-through certificates, collateralized mortgage obligations (“CMOs”), and other mortgage-backed securities representing interests in or obligations by pools of mortgage loans which are not issued or guaranteed by the Federal National Mortgage Association (“Fannie Mae”), the Federal Home Loan Mortgage Corporation (“Freddie Mac”), and the Government National Mortgage Association (“Ginnie Mae”);

  Agency RMBS, which are mortgage pass-through certificates, CMOs, and other mortgage-backed securities representing interests in or obligations backed by pools of mortgage loans issued or guaranteed by Fannie Mae, Freddie Mac, and Ginnie Mae);

  Prime mortgage loans, which are mortgage loans that conform to the underwriting guidelines of Fannie Mae and Freddie Mac (“Agency Guidelines”), and jumbo prime mortgage loans, which are mortgage loans that conform to the Agency Guidelines except as to loan size;

  Alt-A mortgage loans, which are mortgage loans that may have been originated using documentation standards that are less stringent than the documentation standards applied by certain other first lien mortgage loan purchase programs, such as the Agency Guidelines, but have one or more compensating factors such as a borrower with a strong credit or mortgage history or significant assets;

  Commercial mortgage-backed securities;

  Debt and equity tranches of collateralized debt obligations;

  Consumer and non-consumer Asset-Backed Securities (“ABS”), including investment- grade and non-investment grade classes, including the BB-rated, B-rated and non-rated classes; and

  Other consumer or non-consumer ABS.

     Since we commenced operations in November 2007, we have focused our investment activities on acquiring non-Agency RMBS and on purchasing residential mortgage loans that have been originated by select high-quality originators, including the retail lending operations of leading commercial banks. Our investment portfolio at June 30, 2008 was weighted toward nonAgency RMBS. After the consummation of this offering, we expect that over the near term our investment portfolio will continue to be weighted toward RMBS, subject to maintaining our REIT qualification and our 1940 Act exemption.

     We may also use the proceeds for other general corporate purposes such as repayment of outstanding indebtedness, working capital, and for liquidity needs, although we presently do not intend to use such net proceeds in the near term to pay down our repurchase facility with Annaly. Pending any such uses, we may invest the net proceeds from the sale of any securities in interest-bearing short-term investments, including money market accounts that are consistent with our intention to qualify as a REIT, or may use them to reduce short term indebtedness. These investments are expected to provide a lower net return than we hope to achieve from investments in our intended use of proceeds of this offering. To the extent we raise more proceeds in this offering, we will make more investments. To the extent we raise less proceeds in this offering, we will make fewer investments.

OUR CENTRAL INDEX KEY, OR CIK, ON THE SEC WEB SITE IS: 0001409493.

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING MERRILL LYNCH & CO. TOLL FREE 1-866-500-5408.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.